FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Finalizes Number and Exercise Price of Stock Options (Stock Acquisition Rights)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 5, 2008	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

Nomura Finalizes Number and Exercise Price of Stock Options (Stock Acquisition Rights)

Tokyo, August 5, 2008—Nomura Holdings, Inc. (the “Company”) today announced that it has finalized the number and the exercise price of stock acquisition rights to be issued as stock options based on a resolution of its Group Management Committee* held on July 18, 2008, as outlined below.

*	The Group Management Committee consists of the CEO, COO, Business Division CEOs and any other executive officers nominated by the CEO, and via Board of Directors resolutions decides important business matters including the issuance of stock acquisition rights.

	Stock Acquisition Rights No. 22	Stock Acquisition Rights No. 23	Stock Acquisition Rights No. 24	Stock Acquisition Rights No. 25
1. Total Number of Stock Acquisition Rights to be Issued	1,100	19,780	60	30

2. Grantees	Total of 24 directors, executive officers and employees of the Company	Total of 609 directors, executive officers and employees of subsidiaries of the Company	Total of 2 directors of the Company	Total of 1 director of subsidiaries of the Company

3. Shares of Common Stock Under Stock Acquisition Rights	110,000 shares	1,978,000 shares	6,000 shares	3,000 shares

4. Value of Assets Financed upon the Exercise of the Stock Acquisition Rights

163,100 yen per Stock Acquisition Right

1,631 yen per share

(Equal to the product of (i) the average price of the daily closing prices (excluding dates on which no trade is made) of common stock of the Company in regular transactions at the Tokyo Stock Exchange during the month of July 2008 and (ii) 1.05 (any fraction of less than one (1) yen resulting from the calculation shall be rounded up to the nearest yen))

100 yen per Stock Acquisition Right One (1) yen per share

5. Total Value of Common Stock to be Granted (issue of new stocks or transfer of treasury stocks) Upon Exercise of Stock Acquisition Rights (issue of new shares or transfer of treasury shares)	179,410,000 yen	3,226,118,000 yen	6,000 yen	3,000 yen

Reference Dates

1.	Resolution by Board of Directors for submission of the proposal to the Ordinary General Meeting of Shareholders was made on May 14, 2008.

2.	Resolution of the Ordinary General Meeting of Shareholders was made on June 26, 2008

Ends

For further information please contact:

Name	Company	Telephone
Shuji Sato	Nomura Holdings, Inc.	81-3-3278-0591

Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 18,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.